InfraREIT, Inc.

1807 Ross Avenue, 4th Floor

Dallas, Texas 75201

214-855-6700

FAX: 214-855-6701

June 19, 2017

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Robert F. Telewicz, Jr.

Re:	InfraREIT, Inc.

Form 10-K

Filed on February 28, 2017

File No. 001-36822

Dear Mr. Telewicz:

This letter sets forth the response of InfraREIT, Inc. (the “Company” or “we”) to the comment provided by the Staff of the Securities and Exchange Commission (the “Staff”) in its comment letter dated June 12, 2017 (the “Comment Letter”). For your convenience, we have repeated the Staff’s comment in bold face type exactly as given in the Comment Letter, and set forth below such comment is the Company’s response thereto.

Form 10-Q for the Quarterly Period Ended March 31, 2017

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Reconciliations to Amounts Reported Under Generally Accepted Accounting Principles, page 22

1.	We have considered your response to our prior comment. We note that your non-GAAP percentage rent adjustment alters the timing of revenue recognition under GAAP. As such, we are unable to agree with your conclusion that it is an appropriate adjustment. Please revise your disclosure in future filings to eliminate the percentage rent adjustment. Reference is made to question 100.04 of the C&DI on Non-GAAP Financial Measures.

We respectfully note the Staff’s comment. Although we continue to believe that the percentage rent adjustment included in our non-GAAP financial measures is not misleading to investors in violation of Rule 100(b) of Regulation G and therefore is not inconsistent with the Staff’s position set forth in Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, we confirm that we will eliminate the percentage rent adjustment from our non-GAAP financial measures in future filings.

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If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (214) 855-6700.

Very truly yours,

/s/ Lance J. Phillips

Lance J. Phillips
Vice President, Principal Accounting Officer and Controller
InfraREIT, Inc.

cc:	Brant Meleski
Senior Vice President and Chief Financial Officer
InfraREIT, Inc.

Stacey H. Doré
Senior Vice President and General Counsel
InfraREIT, Inc.